

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

John Corkrean
Executive Vice President & Chief Financial Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, MN 55102

> **Re: H.B. Fuller Company**
> **Form 10-K For the fiscal year ended December 2, 2023**
> **Filed January 24, 2024**
> **Form 8-K dated January 17, 2024**
> **File No. 001-09225**

Dear John Corkrean:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K dated January 17, 2024

Exhibit 99.1
Regulation G Reconciliation , page 8

1.   We note Project One was approved in 2012 and will continue beyond 2024. We note the execution of Project One is being supported by internal resources and consulting services. We note your organizational realignment includes costs incurred as a direct result of the organizational realignment program, including compensation for employees supporting the program, consulting expense and operational inefficiencies. We note you have approved restructuring "plans" in 2023, and previously complete plans include the 2020 Restructuring Plan, the 2017 Restructuring Plan, and the Royal Adhesives Restructuring Plan. We note acquisition project costs include costs related to integrating and accounting for acquisitions and there were approximately ten acquisitions over the past two fiscal years. We note you have previously provided information to the staff via your response letter dated April 30, 2021 and that certain of these expenses have become more

significant since then and that currently certain of the descriptions related to the non-GAAP adjustments lack sufficient detail that would allow investors to fully assess your non-GAAP measure. As it relates to the acquisition project costs, organizational realignment costs and Project One costs included within your reconciliation to Adjusted net income attributable to H.B. Fuller, please more fully describe the nature of the specific costs that were incurred and any relevant details to understand the context of the costs being incurred. Please quantify any material categories within these non-GAAP adjustments. Please provide us any proposed changes. In addition, please reconcile for us the amount of acquisition project costs and organizational realignment costs presented here with the amount in Note 3: Restructuring Activities, of your financial statements.

2. Please explain to us why you present discrete tax items as an adjustment to determine Adjusted net income attributable to H.B. Fuller, separate and apart from your income taxes adjustment to determine Adjusted EBITDA. In addition, please explain to us the circumstances related to earnings that are no longer invested.

3. We note the headlines at the top of your news release refer to company achieves new record for Q4 and fiscal year adjusted EBITDA margin, and Q4 Adjusted EBITDA up 22% and Adjusted EBITDA margin up 440 basis points versus Q4 2022. Please tell us how you considered Non-GAAP Financial Measures C&DI 102.10(a) as it relates to the prominence of these non-GAAP measures in your news release.

Form 10-K For the fiscal year ended December 2, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

4. We note you attribute the 2023 300 basis points change in cost of sales and gross profit to lower raw material costs and higher product pricing partially offset by the impact of lower sales volume. Please provide us and in future filings more insight and specificity as it relates to each of these factors. For example, analyze and discuss the underlying raw materials and products at hand. In addition, please provide quantitative information as it relates to the contribution of each factor to the basis point change. Refer to Item 303(a), (b), and (b)(2) of Regulation S-K for the relevant MD&A requirements.

Operating Segment Results, page 27

5. In your separate discussions of segment operating income you make references to gross margin and SG&A, but these line items are not presented on a segment basis in your financial statements. Please provide additional quantitative information regarding the factors you cite in future filings. In addition, please provide additional insight into your analysis of SG&A and gross margin, similarly as requested in the comment above.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 or Li Xiao, Accounting Branch Chief, at 202-551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services